Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
($000’s)

	Three Months
	Ended	Twelve Months
	June 30,	Ended December 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations	$33,353	$180,937	$199,343	$280,688	$306,594	$268,322
Income taxes	19,831	86,854	126,805	183,136	195,665	133,015
Fixed charges	47,149	181,793	168,985	166,939	179,381	179,088

Total earnings	$100,333	$449,584	$495,133	$630,763	$681,640	$580,425

Fixed Charges:
Interest charges	$38,147	$147,610	$133,878	$130,525	$141,886	$140,948
Amortization of debt discount	1,195	3,337	2,888	2,650	2,105	2,084
Estimated interest portion of annual rents	7,807	30,846	32,219	33,764	35,390	36,056

Total fixed charges.	$47,149	$181,793	$168,985	$166,939	$179,381	$179,088

Ratio of Earnings to Fixed Charges (rounded down)	2.12	2.47	2.93	3.77	3.79	3.24